July 20, 2012

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania, N.W.
Washington, D.C. 20004

Re: FactorShares Trust (the "Trust")
    Registration Statement on Form N-1A
    Registration Numbers 333-182274; 811-22310

Dear Mr. McGuire:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus. Unless the context suggests otherwise, references in this letter to the "Fund" refer to each series of the Trust.

General

On July 13, 2009, the Trust filed its Form N-8A, but did not file its Form N-1A until June 22, 2012. In your response letter, advise us of how the timing of these filings complies with the filing requirements of Rule 8b-5 under the Investment Company Act of 1940 (the "1940 Act").

We note that Factor Advisors, LLC, the Trust, and Quasar Distributors, LLC have applied for an order under section 6(c) for exemptive relief from certain provisions of the 1940 Act. Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

PureFunds ISE Mineral ETF

Given the Fund's commitment to "invest at least 80% of its total assets in the securities of the Underlying Index," it appears that the name of the Fund should be changed to one that more closely tracks the name of the Underlying Index.

Investment Objective

Clarify what is meant by the phrase "correspond generally to the price and yield performance." In your response letter, explain how such a standard will enable investors to determine whether or not the Fund has achieved its investment objective.

Fees and Expenses

It appears that the fee table presentation should be revised to reflect the gross and net total annual Fund operating expenses. Please populate each fee table line item with applicable gross expense numbers, and instead present the 0.69% figure as the "Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]." Present the difference between the "grossed up" "Total Annual Fund Operating Expenses" and 0.69% as a "Fee Waiver [and/or Expense Reimbursement]" fee table line item.

In your response letter, confirm that the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement explicitly state that neither the Adviser nor the Sub-Adviser will receive any compensation from the Trust.

We note the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table. Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an "Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an Acquired Fund.

In footnote (2), clarify, if true, that the Board has passed a resolution prohibiting the payment of 12b-1 fees during the first 12 months of the Fund's operations.

Principal Investment Strategies

We note that, as of June 18, 2012, 24 of the 27 constituent securities comprising the Underlying Index are issued by foreign companies. In your response letter, please confirm that each constituent security comprising the Underlying Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

Disclose how investors may access publicly available information about the Underlying Index and the Index Provider's applicable index methodology.

The disclosure indicates that the Fund will invest at least 80% of its total assets in the securities of the Underlying Index and in American Depositary Receipts and Global Depositary Receipts based on the securities in the Underlying Funds. Based on this strategy, expand the second paragraph appearing under the heading "Correlation" to disclose why "the Adviser expects that, over time, the correlation between the Fund's performances and that of the Underlying Index, before fees and expenses, will exceed 95%."

May the Fund also principally invest in commodities contacts or other commodities-linked financial instruments as part of its Underlying Index correlation strategy? If so, identify the principal categories of such investments and highlight their related principal risks.

Principal Risks

Disclose, if true, that neither the Adviser nor the Sub-Adviser has any experience managing a registered investment company or, in particular, an exchange traded fund. Also disclose, if true, that neither the Adviser nor the Portfolio Manager have any assets under management.

Fertilizer Sector Risk

It appears that because the fund is not investing in companies in the fertilizer sector but rather in companies that mine the minerals that are used in the fertilizer sector, the risks presented hereunder should instead be presented under a mining companies sector risk factor.

Geographic Risk

Identify the extent to which the constituent securities of the Underlying Index represent issuers that are located in any one foreign country or geographic region. Also the material risks pertaining to investing in any such foreign country or geographic region.

Minerals Sector Risk

Are the principal risks of the base metals companies sector sufficiently highlighted in this risk factor, or should they be accorded separate treatment in a base metals companies risk factor?

Non-Diversification Risks

Disclose, as of a recent date, the largest percentage of any one constituent security represented in the Underlying Index.

Precious Stone Sector Risks

It appears that the word "companies" should be inserted after the word "stone."

Tracking Error Risk

The disclosure indicates that the Fund may invest in futures or "other" derivatives positions. Please expand the prospectus disclosure to identify each principal type of derivative in which the Fund may invest and highlight their related risks. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Tax Information

Please add the phrase "in which case, you will be taxed when your investment is withdrawn from the tax deferred account" at the end of this section.

PureFunds ISE Resource Exploration and Extraction ETF

Principal Investment Strategies

Expand the third paragraph to clarify the nexus between the types of equipment and services provided by companies to the exploration and resource industry and those companies that are actually engaged in resource exploration and extraction.

Principal Risks

Construction Consultation Sector

In your response letter, discuss how it was determined that the companies discussed hereunder constitute a sector rather than an industry.

Resource Exploration and Extraction Sector Risk

Are the risks specific to base metals companies, precious metals companies, and precious stone companies not principal risks of investing in the Fund?

Fund Management

Expand the disclosure to indicate whether the Business Manager has the authority to terminate the Adviser and/or the Sub-Advisor, and to hire replacements. Also clarify whether the Business Manager will make investment decisions, provide investment advice or will otherwise act in the capacity of an "investment adviser" to the Funds for purposes of the 1940 Act and/or the Investment Advisers Act of 1940. It appears since the Adviser and Sub-Adviser are paid through the Business Management Agreement conduit, does the Business Management Agreement constitute an investment advisory contract subject to the requirements of section 15 of the 1940 Act?

Disclose whether the business management fee can be increased without shareholder approval. Also identify the termination date of the Business Management Agreement.

Disclose the extent of any affiliation between the Business Manager, the Adviser and the Sub-Adviser.

In the second and third paragraphs, clarify that the Business Manager will pay the entire amount of any Advisory and Sub-Advisory compensation.

Additional Investment Strategies

Clarify how overweighting securities in the Underlying Index or purchasing and selling securities not in the Underlying Index would enable the Fund to track its Underlying Index.

Describe the material "other available investment techniques" and "other derivatives" that the Sub-Adviser may use to track the applicable Underlying Index.

Additional Risk Information

Clearly identify which "additional risk information" included in this section pertains to the non-principal risks of the Fund.

Portfolio Manager

Expand the second paragraph to disclose that the Portfolio Manager does not currently manage any "other accounts."

Dividends, Distributions and Taxes

Disclose that stockholders who receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Fund's assets on which a management fee are payable to the Adviser and the Sub-Adviser.

Statement of Additional Information

Concentration

In the first sentence, substitute the phrase "will, to the extent an Underlying Index does," for the word "may."

Repurchase Agreements

Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund's total assets that can be invested in repurchase agreements with maturities of seven days or less.

Lending Portfolio Securities

Specify the maximum percentage of Fund assets that may be devoted to securities lending.

Disclose that the costs of securities lending do not appear in the Fund's fee table. Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Expand the first paragraph to clarify that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Reverse Repurchase Agreements

Disclose the risks of borrowing through reverse repurchase agreements.

In the third to the last sentence, clarify that the Fund will always segregate assets having a value equal to or greater than its commitments when it covers its exposure to reverse repurchase agreements.

Investment Companies

Clarify why the Fund would invest in the securities of other investment companies instead of directly investing in the securities comprising the Underlying Index.

Investment Restrictions

Delete the phrase "and securities of state or municipal governments and their political subdivisions" from the first enumerated investment restriction because such securities do not meet the definition of "government security." *See* section 2(a)(16) under the 1940 Act.

In the second, third and fourth enumerated non-fundamental investment restriction, clarify that each of the Mineral Companies, Resource Exploration and Extraction Companies, and Mining Companies in which a Fund invests (i) will derive at least 50% of its revenues from or (ii) will have at least 50% of its assets devoted to the business activities identified in each Fund's applicable non-fundamental investment restriction. Also make conforming changes to the corresponding prospectus disclosure.

Redemption Transaction Fee

Please confirm that the standard redemption transaction fee and the maximum redemption transaction fee together will not exceed 2%. *See* Rule 22c-2 under the 1940 Act.

Financial Statements

Include the Funds' audited financial statements and file the related consent of independent registered public accountants in a pre-effective amendment to the registration statement.

Signatures

Please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by the Trust's principal accounting officer or comptroller and the Trust's principal financial officer, as well as the majority of the Trust's board of trustees in existence at the time that the registration statement is declared effective.

Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore

Senior Counsel